CGI Group Inc.
Management's Discussion and Analysis of Financial Position and Results of Operations

For the third quarter ended June 30, 2003

About CGI

Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ more than 20,000 professionals and CGI’s annualized revenue run-rate is currently $2.9 billion (US$2.1 billion). As at July 29, 2003, CGI’s order backlog was $12.5 billion (US$9.0 billion). CGI provides end-to-end IT and business process services to more than 3,500 clients worldwide from office in Canada, the United States and Europe. CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices.

Stock Exchanges

Toronto Stock Exchange: GIB.A
New York Stock Exchange: GIB

Shares Outstanding (as at June 30, 2003)

361,076,644 Class A subordinate shares
40,799,774 Class B shares

Third Quarter Fiscal 2003 Trading History
TSX		NYSE
	(CDN$)		(US$)
Open:	$6.85	Open:	$4.70
High:	$8.65	High:	$6.36
Low:	$6.47	Low:	$4.45
Close:	$8.00	Close:	$6.02
Average Daily Trading Vol.:	870,579	Average Daily Trading Vol.:	35,817

Transfer Agent

Computershare Trust Company of Canada
1-800-564-6253

Investor Relations

Julie Creed
Vice-President, Investor Relations
Telephone: (312) 201-4803
julie.creed@cgi.com

Ronald White
Director, Investor Relations
Telephone: (514) 841-3230
ronald.white@cgi.com

www.cgi.com

The following discussion and analysis should be read in conjunction with financial statements for the three months ended June 30, 2003, with the Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) in the fiscal 2002 annual report, including the section on risks and uncertainties and, with the notes to the financial statements for the third quarter of fiscal year 2003. The Company’s accounting policies are in accordance with Canadian generally accepted accounting principles (“GAAP”). These differ in some respects from GAAP in the United States (“US GAAP”). CGI’s financial results are reconciled to US GAAP at the end of its fiscal year, and an analysis of this reconciliation is provided in its annual report. All dollar amounts are in Canadian dollars unless otherwise indicated.

Vision, Core Business and Strategy

Founded in 1976, CGI has evolved to become the largest Canadian independent information technology (“IT”) services firm and the fourth largest in North America based on its headcount of 20,000 professionals as of June 30, 2003. CGI provides a full range of IT and business process outsourcing (“BPO”) services, including management of business and IT functions (outsourcing), systems integration, and strategic IT and management consulting. CGI’s annualized revenue run rate is $2.9 billion and as at July 29, 2003, its backlog of signed contracts was worth $12.5 billion.

CGI’s vision is to be a world-class IT and BPO leader helping its clients win and grow. CGI’s mission is to help its clients with professional services of outstanding quality, competence and objectivity, delivering the best solutions to fully satisfy client objectives in information technology, business processes and management. CGI emphasizes a culture of partnership, intrapreneurship and integrity and strives to be recognized by its clients, its members and its shareholders as one of the top five pure players in IT and BPO services. CGI is achieving its vision by concentrating on its core competencies and by building its critical mass predominantly in Canada, the United States and Europe to better serve its clients, both locally and internationally.

Industry research as recent as March 2003, from firms such as Gartner Group and IDC, confirms that market demand for IT and BPO is large and growing significantly. CGI is the dominant provider of IT and BPO services in Canada, and through a combination of organic growth and acquisitions, continues to strengthen its position in the US outsourcing market. The Company’s presence in the US market today is roughly at the same stage CGI was at several years ago in Canada. CGI intends to replicate the strategy it successfully applied in Canada, by becoming an end-to-end IT services provider in the US and a significant player for large outsourcing contracts.

CGI utilizes a four-pronged growth strategy that combines organic growth and acquisitions. The first growth driver, focused on organic growth, is comprised of systems integration and consulting contract wins, renewals and extensions, and outsourcing contracts valued under $50 million a year. This business is mainly identified and won at the local and regional level of its operations. Most organic growth to date has been in Canada, but CGI is growing its sales funnel of contract proposals more meaningfully in the US and internationally. The second element of CGI’s growth strategy is the pursuit of large, new outsourcing contracts, valued at more than $50 million per year. Canada continues to offer tremendous untapped opportunities, but proposal activity is healthy across all regions. At June 30, 2003, CGI’s pipeline of large outsourcing contract proposals under review by potential clients was $5 billion, with a growing proportion from the US.

The third and fourth drivers of CGI’s growth strategy focus on acquisitions – of smaller business units or niche players and of large companies, respectively. CGI identifies niche company acquisitions through its strategic mapping program that systematically searches for companies that could strengthen its geographic presence, vertical market knowledge, or increase the richness of its service offerings. Currently, CGI is focused on

CGI Group Inc.	Management’s Discussion and Analysis of Financial Position and Results of Operations For the third quarter ended June 30, 2003	Page 2

acquisitions in high growth vertical areas, such as government services and healthcare in the US as well as on expanding its BPO capabilities. Through large acquisitions, CGI is seeking targets in Europe and the US that will increase its geographical presence and critical mass, to further qualify CGI for larger outsourcing deals. In Canada, CGI will continue to be an IT domain consolidator of both small and large IT services companies. Important to this growth strategy is a disciplined approach to acquisitions, and focus on increasing shareholder value.

CGI’s operations are managed through four strategic business units (“SBU”), in addition to Corporate services, namely: Canada, United States, Europe and Business Process Services (“BPS”). The mission of these units is as follows:

•	The Canada SBU provides a full-range of IT services, including systems integration, consulting and outsourcing, to clients located primarily in Canada. However its professionals and facilities also serve US and foreign-based clients as an integral part of CGI’s offshore and near-shore delivery model. Likewise, CGI’s services to financial cooperatives are delivered on a North American basis and accordingly, the business related to the Company’s US accounts is reported as part of the Canadian operations.

•	The United States SBU provides end-to-end IT services, including systems integration, consulting, application maintenance and development outsourcing (“tier 2 and 3”) in nine key US metropolitan markets, namely Atlanta, Boston, Chicago, Cleveland, Houston, Dallas, Greater New York, San Francisco and Washington, DC.

•	The Europe SBU provides IT services, including consulting, systems integration and outsourcing, to European clients.

•	The BPS SBU provides a full-spectrum of business process outsourcing services to its North American client base. Its services include business processing for insurance companies, certain pay services, document management services, as well as finance and administration business process services.

Significant Events Since June 30, 2003

On July 4, 2003, or after the end of the third quarter, CGI announced a two-year extension to its contract with the National Bank of Canada, worth $120 million, for which CGI will provide the client’s application maintenance and support as well as the development and support of new applications.

On July 14, 2003, CGI announced the signing of a seven-year outsourcing contract valued at $210 million with Bombardier Aerospace. Within this contract, CGI will be responsible for Bombardier’s legacy applications, user desktop management, help desk and data center and infrastructure services for the Toronto site.

On July 24, 2003, BCE and CGI announced that Bell Canada and CGI have extended their IS/IT outsourcing agreements. The companies have also renewed and expanded their commercial alliance which designates Bell Canada as CGI’s preferred telecom services provider and includes a new network management agreement. Additionally, BCE and CGI signed a new shareholders’ agreement with respect to BCE’s ownership in CGI. Among other details, the put and call options with the majority shareholders have been cancelled.

CGI Group Inc.	Management’s Discussion and Analysis of Financial Position and Results of Operations For the third quarter ended June 30, 2003	Page 3

Financial Review for Third Quarter of 2003

Revenue

	Year-over year change %	3 months ended June 30, 2003	3 months ended June 30, 2002	3 months ended March 31, 2003	9 months ended June 30, 2003	9 months ended June 30, 2002

(in '000 of Canadian dollars)		$	$	$	$	$
Revenue	32.7	734,039	553,355	736,099	2,059,122	1,597,753

Costs of services, selling and
administrative expenses	31.3	614,075	467,773	618,776	1,734,152	1,358,025
Total operating expenses	31.2	619,320	472,186	624,482	1,750,095	1,371,020
EBITDA [1]	41.3	114,719	81,169	111,617	309,027	226,733

Fiscal 2003 third quarter revenue of $734.0 million increased 32.7% from last year’s third quarter revenue and decreased 0.3% on a sequential basis. Sequential internal growth was slightly negative, mostly as a result of an $10.9 million impact from the translation of foreign revenue (1.5%). Another factor affecting revenue was the termination of certain projects or operations acquired from COGNICASE Inc. (“Cognicase”), representing $4.4 million. These variances were offset by the increase of $7.9 million in revenue resulting from a full quarter of contribution from Cognicase and from internal growth, mainly in the BPS sector.

Year-over-year organic growth in the quarter of 2.5% was driven by a combination of client wins, contract renewals, and add-on projects from existing clients. Acquisitions made within the past year represented 30.2% year-over-year growth in the quarter. During the quarter, CGI closed $429.2 million in new contract bookings, renewals and extensions.

Revenue for the nine-month period ended June 30, 2003 of $2,059.1 million represented an increase of 28.9% compared with revenue for the nine-month period ended June 30, 2002. Organic growth represented 7.3% year over year.

Contract Types	Geographic Markets	Targeted Verticals
A. Management of IT and business functions (outsourcing) 71% B. Systems integration and consulting 29%	A. Canada 80% B. US 16% C. International 4%	A. Financial services 41% B. Telecommunications 19% C. Manufacturing, retail and distribution 16% D. Governments 14% E. Utilities and services 8% F. Healthcare 2%

_________________

[1]	EBITDA represents earnings before depreciation and amortization, interest and income taxes. EBITDA is presented because it is a widely accepted financial indicator of a company’s ability to service and incur debt. EBITDA should not be considered by an investor as an alternative to operating income or net earnings, as an indicator of operating performance or of cash flows or as a measure of liquidity. Because EBITDA is not a measurement determined in accordance with Canadian GAAP, EBITDA as presented may not be comparable to similarly titled measures of other companies.

CGI Group Inc.	Management’s Discussion and Analysis of Financial Position and Results of Operations For the third quarter ended June 30, 2003	Page 4

Long-term outsourcing contracts in the third quarter represented 71% of the Company’s total revenue, including approximately 20% from BPO services, while project oriented systems integration and consulting (“SI&C”) work represented 29%. The mix of long-term outsourcing and SI&C revenue from the previous quarter was 69% and 31% respectively.

Clients in Canada represented 80% of total revenue; clients in the US represented 16%; and all other regions, 4%.

CGI maintained the diversification of its revenue among the industry verticals that it targets with its expertise. Revenue from clients in the financial services sector represented 41% of revenue; while telecommunications represented 19%; manufacturing, retail and distribution 16%; governments, 14%; utilities and services, 8%; and healthcare, 2%. CGI has grown its presence in the utilities and services, and healthcare sectors over the last year so that the telecom revenue, while consistent in absolute dollars, has declined as a percentage of total revenue from 26% in last year’s third quarter to 19% in this year’s third quarter.

In the third quarter, CGI’s top five clients represented 31.1% of total revenue, compared with 31.4% in the second quarter. Combined revenue attributable to numerous contracts from the BCE family of companies remained stable and represented 17.4% of total revenue, or approximately the same on an absolute dollar basis compared to the second quarter.

Please see additional information that follows in the section entitled “Performance by Strategic Business Unit” in this MD&A.

Operating Expenses and Earnings Before Depreciation and Amortization of Fixed Assets, Amortization of Contract Costs and Other Long-term Assets, Interest and Income Taxes (“EBITDA”)

The costs of services, selling and administrative expenses were $614.1 million in the third quarter or 83.7% of revenue, compared with 84.5% of revenue in the third quarter of last year and 84.1% in the second quarter. Total operating expenses, including expenses associated with research, were $619.3 million or 84.4% of revenue, lower than 85.3% of revenue in last year’s third quarter and 84.8% in the second quarter. The decrease in operating expenses versus last year is primarily due to the improved profitability of the US operations following a restructuring in 2002. The decrease in operating costs versus the second quarter results from a combination of better cost management and new business in the US and Europe, as well as in the BPS strategic business unit.

EBITDA for the third quarter increased 41.3% to $114.7 million, compared with the same quarter a year ago. The EBITDA margin was 15.6% in the third quarter, compared with 14.7% in last year’s third quarter and 15.2% in the second quarter. The non-recurrence of fiscal 2002 US reorganization costs totalling $0.5 million, combined with an improvement in profitability in the US, explain the year-over-year improvement. The sequential improvement reflects higher profitability in the US and Europe, as well as in the BPS unit as a result of new business and better cost management. The Canadian operations recorded a slight reduction in EBITDA due to a decrease in billed time following the timing of a legal holiday in Quebec.

Depreciation and Amortization

Depreciation and amortization of fixed assets was $16.7 million, compared with $9.7 million in the third quarter of fiscal 2002, and $15.5 million in the second quarter. Some $3.6 million of the increase from last year is related to the additional depreciation related to assets acquired through

CGI Group Inc.	Management’s Discussion and Analysis of Financial Position and Results of Operations For the third quarter ended June 30, 2003	Page 5

Cognicase and Underwriters Adjustment Bureau Ltd(“UAB”), while the remaining increase is related to a combination of depreciation for the new E-Commerce Place facility in Montreal and for assets required to support the operations.

The increase in depreciation compared with the second quarter includes $0.5 million from recognizing a full quarter of the amortization related to the fixed assets acquired through Cognicase. The remaining increase relates mainly to the depreciation of the Company’s investment in the continuous improvement of its systems and facilities.

Amortization of contract costs and other long-term assets increased to $17.4 million from $9.1 million in the prior year’s third quarter, and decreased from $17.9 million in the second quarter. The acquisition of Cognicase and UAB contributed to an increase in the limited life intangible assets, and accordingly, the amortization on these assets was $5.0 million and $0.3 million respectively for Cognicase and UAB in the quarter and explains most of the increase from last year. The decrease of $0.5 million from the second quarter is mainly due to lower expense from US dollar denominated long term-license and maintenance agreements following the devaluation of the US versus the Canadian dollar.

Earnings Before Interest and Income Taxes (“EBIT”)

EBIT was $80.6 million in the third quarter, up 29.1% over last year’s third quarter EBIT of $62.4 million, and up sequentially from EBIT of $78.2 million in the second quarter. The EBIT margin decreased slightly to 11.0%, from 11.3% in last year’s third quarter, but was up from the second quarter’s 10.6%. The increase from the previous quarter is reflective of the improved EBITDA, noted above, which was partially offset by the net increase in depreciation on the fixed assets and amortization of contract costs and other long-term assets. The decrease in EBIT margin from last year is primarily due to the incremental amortization on the limited life intangible assets acquired from Cognicase.

Income Taxes

The effective income tax rate in the third quarter was 39.1% compared with 41.9% in last year’s third quarter and 39.7% in the second quarter. The decrease in the third quarter, compared with the same period in the prior year, is mainly a reflection of the decrease in the revised Canadian statutory tax rate. The decrease of 0.6% compared with the previous quarter is due to the increase in profitability of the foreign operations, mainly in the US. In future quarters, CGI’s effective income tax rate may vary based on the mix and performance of business by country or further changes in tax law.

Net Earnings

Net earnings in the third quarter increased 29.0% to $47.1 million over net earnings of $36.5 million in the same quarter a year ago, and increased 5.0% from $44.8 million reported in the second quarter. Basic and diluted earnings per share of $0.12 for the quarter were up from $0.10 reported in last year’s third quarter, and of $0.11 reported in the second quarter. CGI’s weighted average number of shares was up 5.6% compared with the third quarter of 2002 and up 1.1% sequentially mainly due to the issuance of shares following the exercise of stock options that were expiring at the end of the quarter.

The net earnings margin was 6.4%, down slightly from 6.6% in last year’s third quarter but up from 6.1% in the second quarter. The sequential increase is reflective of the higher profitability in the US and Europe, as well as in the BPS division.

Net earnings for the nine-month period ended June 30, 2003 were $128.9 million, up 28.5% from $100.3 million posted in the same period of the prior year. Basic and diluted earnings per share of $0.33 for the first nine months of fiscal 2003 were up from basic earnings per share of $0.27

CGI Group Inc.	Management’s Discussion and Analysis of Financial Position and Results of Operations For the third quarter ended June 30, 2003	Page 6

posted in the same period of the previous year and diluted earnings per share of $0.26. The Company’s weighted average number of shares was up 4.4% compared with the same period in fiscal 2002.

Pro forma Net Earnings

Under the stock option plan, had compensation costs been determined using the fair value method at the day of grant for awards granted since October 1, 2001, the Company’s pro forma net earnings, basic and diluted earnings per share would have been $45.1 million, and $0.11 respectively, for the three-month period ended June 30, 2003.

Performance by Strategic Business Unit

CGI has four SBUs: Canada, US (Tier 2 & 3), Europe and BPS, in addition to the Corporate unit. CGI manages its operations, evaluates each SBU’s performance and reports segmented information according to this structure (see Note 7 to the Consolidated Financial Statements for the three months ended June 30, 2003). The comparative figures provided below have been reclassified in order to conform to the presentation adopted in 2003. The highlights for each segment in the third quarter are detailed below.

	3 months ended June 30, 2003	3 months ended June 30, 2002	3 months ended March 31, 2003	9 months ended June 30, 2003	9 months ended June 30, 2002

(in '000 of Canadian dollars)	$	$	$	$	$
Revenue
Canada	558,039	412,920	562,092	1,569,601	1,179,591
US (Tier 2 & 3)	62,362	53,735	68,061	183,216	186,743
Europe	30,485	35,507	31,982	95,291	104,760
BPS	97,260	59,296	95,427	260,004	170,112
Intersegment eliminations	(14,107)	(8,103)	(21,463)	(48,990)	(43,453)

Total revenue	734,039	553,355	736,099	2,059,122	1,597,753

Earnings before interest and income taxes (EBIT)
Canada	81,621	74,746	84,984	234,592	190,482
US (Tier 2 & 3)	2,966	(7,991)	1,591	3,489	(8,684)
Europe	777	1,723	(791)	(2,982)	784
BPS	12,677	10,046	10,001	32,558	28,886
Corporate expenses and programs	(17,482)	(16,129)	(17,561)	(48,140)	(39,429)

Total EBIT	80,559	62,395	78,224	219,517	172,039

Canada SBU

In the third quarter, revenue from the Canada SBU was up 35.1% over last year’s third quarter, reflecting a year-over-year internal growth of 8.8% mainly resulting from the signing of the Canada Post outsourcing contract, and external growth of 26.3% largely reflecting the acquisition of

CGI Group Inc.	Management’s Discussion and Analysis of Financial Position and Results of Operations For the third quarter ended June 30, 2003	Page 7

Cognicase. Revenue decreased 0.7% from last quarter, primarily as a result of the closing down of certain projects acquired from Cognicase ($4.4 million) and the impact of the fluctuation in the exchange rate between the Canadian and US dollar ($1.4 million).

The Canada SBU reported EBIT of $81.6 million for the quarter, up 9.2% year-over-year, largely reflecting the operational results of the Cognicase acquisition and the growth related to the Canada Post outsourcing contract. The EBIT was down $3.4 million (4.0%) from the second quarter resulting from the completion of SI & C contracts and from the delay in the signing of new business, which offset the increase from a full quarter of contribution from Cognicase.

US (Tier 2 & 3) SBU

Revenue for the US (Tier 2 & 3) SBU was up 16.1% compared with last year, but down 8.4% from the second quarter. The fluctuation in the currency exchange rate between the Canadian and the US dollar, while not having a major impact on the EBIT, did have a significant effect on the revenue reported for the US SBU. The total impact of currency on the revenue was $7.5 million year over year and $4.7 million quarter over quarter. Also, the bankruptcy of a client accounted for the sequential drop in the revenue.

The US (Tier 2 & 3) SBU’s EBIT improved to $3.0 million in the third quarter, from $1.6 million in the second quarter and a loss of $8.0 million in the third quarter of last year. This improvement in profitability reflects the successful reorganization of the US operations according to metro markets, initiated in 2002, and the profitability of the Cognicase operations integrated. The Company does not expect the SI&C business in the US to return with any degree of strength before 2004, but does expect that its US operations will continue to see a gradual improvement in margins.

Europe SBU

Revenue reported by the Europe SBU was down 14.1% from the same quarter last year and down 4.7% sequentially. The decline in the year-over-year revenue is primarily due to the closing of the operations in Portugal and Latin America in the first quarter of fiscal 2003. The remainder of the decline in the third quarter reflects softness in France, more precisely in the financial services sector.

The Europe SBU reported a profit before interest and income taxes of $0.8 million compared with a loss of $0.8 million for the second quarter and a profit of $1.7 million for the corresponding quarter in 2002. The year-over-year drop in profit is due to the closing of the Portugal business unit ($0.7 million) and to the restructuring charge of $1.3 million incurred for France in that quarter. The improvement of $1.6 million from last quarter resulted from a $0.9 million one-time adjustment upon finalization of a client’s integration project and from lower operating costs in the United Kingdom.

Business Process Services (“BPS”) SBU

Revenue reported by the BPS SBU was up 64.0% from last year’s third quarter. This increase reflected external growth of 61.5% resulting from the acquisitions of INSpire Insurance Solutions Inc. (“INSpire”) and UAB, and internal growth of 2.5%. Revenue was up 1.9% over the second quarter, mainly as a result of internal growth in the insurance group.

The BPS SBU reported EBIT of $12.7 million, up 26.2% year-over-year and up 26.8% over the second quarter. The EBIT margin was 13.0% for the quarter, up from 10.5% in the previous quarter, but down from 16.9% in the same quarter a year ago. Year over year, the EBIT contribution of the former UAB and INSpire operations was offset by the decline in the Healthcare & Government business unit where the level of health claims

CGI Group Inc.	Management’s Discussion and Analysis of Financial Position and Results of Operations For the third quarter ended June 30, 2003	Page 8

processing and health related management consulting has been negatively impacted by the retrenchment of the industry due to competitive pressures. The improvement in EBIT from the second quarter was the result of a one-time gain resulting from the renegotiation of a client contract.

The Company expects that a certain period of time will be required before the margins of the recently acquired UAB and INSpire operations are increased to the same level of profitability as the other business units in this SBU, primarily because of their integration activities and amortization of limited life intangible assets. The Company believes that the trend in the volume of medical claims processing will stabilize and start to improve over the remainder of the year but remains cautious in its outlook for the management consulting conducted by this unit.

Segmented Information based on Geography

When CGI reports segmented information by strategic business unit, the Canada SBU, for example, includes revenue that it recognizes from servicing clients based in the US as part of its near-shore delivery model; just as it recognizes revenue from its Services to Financial Cooperatives business unit, a unit that is focused on a North American delivery model. Likewise, revenue reported by the BPS SBU reflects services it provides to both Canadian and US clients. In order to provide a better understanding of how the Company’s client base is growing, CGI also reviews its operations based on actual client geography and reports for three geographic units: Canada, US and Europe; in addition to the Corporate unit. The highlights for each geographic unit in the third quarter are detailed below:

	3 months ended June 30, 2003	3 months ended June 30, 2002	3 months ended March 31, 2003	9 months ended June 30, 2003	9 months ended June 30, 2002

(in '000 of Canadian dollars)	$	$	$	$	$
Revenue
Canada	598,911	415,652	596,335	1,655,167	1,191,922
US	118,598	110,299	129,245	357,502	344,924
Europe	30,637	35,507	31,982	95,443	104,360
Intersegment eliminations	(14,107)	(8,103)	(21,463)	(48,990)	(43,453)

Total revenue	734,039	553,355	736,099	2,059,122	1,597,753

Earnings before interest
and income taxes (EBIT)
Canada	88,292	77,484	90,067	251,225	199,060
US	8,925	(683)	6,547	19,405	11,664
Europe	824	1,723	(829)	(2,973)	744
Corporate expenses and programs	(17,482)	(16,129)	(17,561)	(48,140)	(39,429)

Total EBIT	80,559	62,395	78,224	219,517	172,039

In the third quarter, revenue from clients based in Canada increased 44.1% over last year’s third quarter, and 0.4% sequentially. The year-over-year and sequential growth in revenue from Canadian clients primarily reflected the acquisition of Cognicase and UAB, as well as new and growing

CGI Group Inc.	Management’s Discussion and Analysis of Financial Position and Results of Operations For the third quarter ended June 30, 2003	Page 9

business from Innovapost. EBIT from the Canadian clients was up 13.9% year-over-year but down 2.0% from the second quarter. The explanation of these variances is similar to those noted for the Canada SBU.

Revenue during the third quarter from clients based in the US was significantly impacted by the currency fluctuation of the Canadian versus the US dollar. For the quarter, the negative impact of currency on revenue over the second quarter was $9.1 million. In addition, the decline in the Healthcare & Government business unit noted previously and the loss of a client due to bankruptcy accounted for the sequential revenue decline. Revenue was up 7.5% versus last year despite the impact of the currency, primarily as a result of the acquisitions of INSpire and Cognicase (US clients) during the year, as well as the signing of additional outsourcing and consulting contracts. Having stabilized a base of profitable US business, management has turned its attention to realizing growth by leveraging the CGI model in metro markets. EBIT from clients based in the US was up $9.6 million over last year’s third quarter and up $2.4 million sequentially. The reorganization of the US has resulted in a reduction of indirect expenses and a focus on client profitability, reflected in an increase in EBIT on a sequential basis.

Revenue from all other clients based outside of North America was down 13.7% from the same quarter last year and down 4.2% sequentially. The comments provided above in the “Performance by Strategic Business Unit” section for the Europe SBU are applicable to the European clients as they are the same at this point in time.

Review of Balance Sheet

A discussion follows on line items of the balance sheet for which there were significant variances when compared to the balance sheet on March 31, 2003.

At June 30, 2003 cash and cash equivalents were $126.6 million, up $68.4 million compared with March 31, 2003. The increase in cash and cash equivalents resulted mainly from receiving $36.7 million for the E-Commerce tax credits related to the 2002 fiscal year. Also, on a cash flow basis the Company benefited from having one less pay period compared with the previous quarter, which represented a positive impact of $13.1 million. The remainder of the increase was the result of various payments made by clients in the normal course of business and received in the quarter, the net amount of which was higher than in the previous quarter.

At the end of the quarter, accounts receivable and work in progress totalled $566.9 million, compared with $595.9 million as at March 31, 2003, which represented a sequential decrease of $29.0 million. The decrease is explained mainly by the receipt of the E-Commerce tax credits payment of $36.7 million previously mentioned, partially offset by the accrual taken for the third quarter’s credits, including the credits for the Cité du Multimédia and scientific research and experimental development (“SR&ED”), which together increased the accounts receivable by $14.9 million in the third quarter. Supplemental billing to clients also contributed to the partial offset of the sequential decrease in accounts receivable. The days of sales outstanding (“DSO”) was 50 days as at the end of June 2003, at the same level as at the end of March 2003. The accounts receivable related to the E-Commerce Place tax credits, the Cité du Multimédia and SR&ED are excluded from the DSO ratio calculation, which explains why the DSO was not positively impacted by the decrease in accounts receivable.

Prepaid expenses and other short term assets increased by $6.9 million as at the end of the quarter, mainly due to some short-term maintenance services and enterprise license agreements acquired during the quarter.

CGI Group Inc.	Management’s Discussion and Analysis of Financial Position and Results of Operations For the third quarter ended June 30, 2003	Page 10

The value of fixed assets decreased marginally quarter over quarter, to $217.4 million. This reduction in value reflected the quarterly depreciation of $16.7 million and the effect of the exchange rate on the fixed assets denominated in foreign currencies, representing $5.0 million. The decrease was offset by assets acquired during the quarter, namely the continued development of software for the Company’s internal use ($1.5 million), and an additional investment of $3.6 million to develop the Company’s solutions. In addition, an amount of $7.7 million was spent for the fit-up of the new offices at E-Commerce Place in Montreal and an amount of $3.0 million was used for leasehold improvements to other CGI facilities.

Contract costs and other long-term assets decreased by $76.8 million to $639.0 million, from $715.7 million as at March 31, 2003. The main reason for this decrease relates to the intangible assets acquired from Cognicase on January 13, 2003. These limited life intangibles, comprised of customer relationships and solutions that were developed for clients, were estimated at $200.0 million at the time of the acquisition. As a result of a near-complete valuation, the estimated value of the limited life intangible assets was reduced by $55.0 million, to $145.0 million. The decrease in contract costs and other long-term assets also included the quarterly amortization of $24.3 million, including the portion applied as a reduction of revenue, and the effect of the currency fluctuation for those contract costs and other long-term assets that are denominated in foreign currencies. The latter resulted in an $7.1 million decrease in the value of these contract costs and other long-term assets, compared with their value as at March 31, 2003.

The goodwill decreased by $18.8 million since March 31, 2003. The decrease is the result of two factors, namely the effect of the variance of the exchange rate on the goodwill denominated in foreign currencies, which decreased the goodwill by $54.2 million, and the adjustment of the Cognicase limited life intangibles (as discussed previously in contract costs and other long-term assets), which increased the goodwill by $36.6 million.

The accounts payable and accrued liabilities increased by $9.3 million in the third quarter, which reflected several factors. First, the Cognicase integration provision decreased to $45.7 million between April 1, 2003 and June 30, 2003, as $6.0 million in costs were paid from the integration provision. As well, the accrued liabilities related to the estimated losses on fixed price contracts acquired through the purchase of Cognicase were down by $5.5 million in the quarter. The increases came from supplemental invoices of $3.0 million outstanding from a major supplier and not yet paid as at June 30, 2003, and payments to be issued to sub-contractors, for a value of $4.0 million. Finally, during the quarter the vacation bank was increased by $14.1 million as a majority of members are expected to take their vacations over the coming months.

The short-term future income tax liability decreased by $9.8 million between March 31, 2003 and June 30, 2003, due to the receipt of the E-Commerce tax credits in the quarter, which are taxable when received; therefore the future income tax liability value decreased by $9.1 million and the income taxes payable in the liabilities of the balance sheet increased by $11.9 million.

Deferred revenue of $81.6 million was down $11.7 million compared with the end of the second quarter, reflecting lower advance payments received before July 1, 2003 from CGI’s outsourcing clients, for work yet to be performed. Deferred revenue may fluctuate from quarter to quarter depending on the timing of payments received from outsourcing clients.

Long-term debt decreased by $18.1 million compared with March 31, 2003. This decrease is essentially due to the payment by the Company of $14.1 million for purchase price balances of acquisitions made by Cognicase prior to January 13, 2003. The remaining obligations for purchase price balances, representing $18.4 million as at June 30, 2003, will be disbursed over the period ending in December 2006. The balance of the decrease over the previous quarter reflects the payment of capital leases.

CGI Group Inc.	Management’s Discussion and Analysis of Financial Position and Results of Operations For the third quarter ended June 30, 2003	Page 11

The long-term future income tax liability decreased by $18.8 million, of which $18.4 million (plus $1.5 million for amortization) was related to the $55.0 million adjustment in the value of the limited life intangible assets inherited from the Cognicase acquisition.

As for shareholders’ equity, the exercise of 903,700 stock options increased the value of capital stock by $6.6 million. The majority of these options, which were due to expire at the end of the third quarter, had been granted to members who joined the Company through the Bell Sygma acquisition in July 1998.

The foreign currency translation account decreased by $67.4 million during the quarter, to $90.9 million. Since the Company translates the assets denominated in foreign currencies using the quarter-end exchange rates, the change was due to the significant appreciation of the Canadian dollar versus the US dollar between March 31, 2003 and June 30, 2003.

Analysis of Financial Condition and Cash Flows

	3 months ended June 30, 2003	3 months ended June 30, 2002	3 months ended March 31, 2003

(in '000 of Canadian dollars)	$	$	$
Net earnings	47,068	36,476	44,809
Adjustments for:
Depreciation and amortization of fixed assets, contract
costs and other long-term assets	41,056	24,538	40,407
Deferred credits and other long-term liabilities	(4,714)	(15,500)	(10,510)
Future income taxes	(925)	4,054	15,741
Foreign exchange loss (gain)	654	3,194	(702)
Net change in non-cash working capital items	33,831	17,047	(106,534)

Cash provided (used in) by operating activities	116,970	69,809	(16,789)
Cash used in investing activities	(37,399)	(98,277)	(287,901)
Cash (used in) provided by financing activities	(11,291)	(2,401)	265,502
Foreign exchange gain (loss) on cash
held in foreign currencies	141	1,247	(102)

Net increase (decrease) in cash and cash equivalents	68,421	(29,622)	(39,290)

Cash provided by operating activities provided $117.0 million of cash in the third quarter, compared with a use of cash totalling $16.8 million in the second quarter of fiscal 2003. The increase in cash generated by the operating activities in the quarter mainly came from the net change in non-cash working capital items ($33.8 million), while in the second quarter, this line used cash of $106.5 million. The net change in non-cash working capital items for this quarter resulted from a $20.2 million decrease in accounts receivable, and an increase of $15.2 million in accounts payable and

CGI Group Inc.	Management’s Discussion and Analysis of Financial Position and Results of Operations For the third quarter ended June 30, 2003	Page 12

other accrued liabilities. The decrease in accounts receivable resulted from the receipt of the $36.7 million E-Commerce tax credits in April, along with the collection of some aged balances due from clients. The decrease in accounts receivable was partially offset by the quarterly accruals for the E-Commerce Place, Cité du multimedia and SR&ED tax credits accounted for this quarter, which totalled $14.9 million. Accounts payable increased, even after considering severance payments or exit costs paid from the Cognicase integration provision, which totalled $6.0 million during the quarter, plus professional fees of $8.2 million. Accounts payable also reflected an increase in the vacation bank payable to CGI’s members during the third quarter, since most of these members will take their vacations in the fourth quarter, as well as outstanding invoices and payments due and not made as at June 30, 2003, which were higher than as at March 31, 2003. In the quarter ended March 31, 2003, the cash used from operating activities largely reflected the increase in the accounts receivable resulting from the Cognicase and UAB acquisitions, as well as the accrual taken for the credits recorded, but not yet received for E-Commerce Place, the Cité Multimédia and the SR&ED program. The accounts payable also required cash, due to the integration provision accounted for as part of the Cognicase acquisition, from which payment of severances and exit costs of $20.9 million were issued. Finally, the payment of assets acquired from a client was completed during the second quarter.

The change in future income taxes between March 31, 2003 and June 30, 2003 reflected the receipt of the E-Commerce tax credits payment during the quarter, which became taxable. Therefore, the amount of tax liability related to these tax credits shifted from future income taxes liability to income taxes payable, upon receipt of this payment by the Company. Also, the future income taxes liability was increased to reflect the tax impact of the adjustment to Cognicase’s limited life intangibles. The tax impact totalled $18.4 million.

Investing activities required $37.4 million of cash in the third quarter as no new outsourcing contracts or investment were signed. The purchase of fixed assets worth $21.5 million was mainly comprised of an investment for the fit-up of the Company’s operations in E-Commerce Place, in Montreal, and leasehold improvements to other CGI facilities. An amount of $5.1 million was also invested for the development of software for the Company’s internal use or for solutions to be provided to clients in the near future. The Company also invested $15.4 million in contract costs and other long-term assets, for the capitalization of start-up costs, mainly for the Canada Post (through Innovapost) and Alcan outsourcing contracts. In the third quarter, there were no business acquisitions. During the quarter, CGI sold some small operations of Cognicase, namely Génétiques Construction, Génétiques LMB and CRM-Maximizer. The proceeds of the sale of these subsidiaries, representing $126,000, were offset by the cash held by these units at the time of their disposition, which was $600,000, therefore resulting in a negative impact on investing activities of $474,000. In the second quarter, the amount of $287.9 million spent on investing activities was comprised mainly of $225.0 million for business acquisitions, which was related to the purchase of Cognicase and UAB. The balance of the investing activities was related mostly to long-term licenses acquired with various suppliers to serve outsourcing clients. Last year, the additional $60.9 million spent for investing activities was primarily related to the investment and incentive payment made for the Company’s joint venture and the outsourcing contract signed with Canada Post Corporation.

As for financing activities, no cash was provided by the issuance of new debt during the third quarter. Shares were issued following the exercise of 903,700 stock options, for proceeds of $6.6 million. The decrease of other long-term debts was related to the payment of $14.1 million for the settlement of some purchase price balances for acquisitions made by Cognicase before January 13, 2003. Balances that were outstanding for Lonas, Meta4, Prime+one, Progestics, Omni and a portion of M3i were paid. The balance of the amount used to decrease other long-term debts was for the repayment of capital leases in the quarter.

CGI Group Inc.	Management’s Discussion and Analysis of Financial Position and Results of Operations For the third quarter ended June 30, 2003	Page 13

Liquidities and Other Financial Resources

	Total Commitment	Available at June 30, 2003	Outstanding at June 30, 2003

(in '000 of Canadian dollars)	$	$	$
Unsecured revolving credit facilities	515,000	195,600	319,400
Line of credit (Bank of Montreal)	25,000	25,000	--
Line of credit (BC Central Credit Union)	500	500	--
Other	2,300	2,300	--

CGI maintains a strong balance sheet and cash position, which together with bank lines are sufficient to support the Company’s growth strategy.

As at June 30, 2003, cash and cash equivalents amounted to $126.6 million and the total credit facilities available was $223.4 million compared with a cash and cash equivalents balance of $58.1 million as at March 31, 2003, along with credit facilities available of $124.5 million. The Company increased its unsecured revolving credit facilities by $100 million in the quarter in order to maintain flexibility to fund its growth. The cash and cash equivalents increased by $68.4 million following the generation of positive free cash flow from the operations; more detailed explanations are provided in the cash flow section of this document. CGI is continuously reviewing its cash management and financing strategy in order to optimize the usage of funds generated from the operations and could modify the current structure if management felt it was beneficial to the Company.

The bank credit facilities contain certain covenants, which require the Company to maintain specific financial ratios. As at June 30, 2003, the Company met all of these ratios with ease.

Capability to Deliver Results

CGI believes it has the capital resources and liquidity necessary to meet its commitments and existing obligations and to finance its operations. CGI also believes that it has the required non-capital resources necessary to achieve its goals for growth, including a strong management team with a very low historical turnover rate, sophisticated frameworks for ongoing managerial training, and quality processes that help the Company integrate new members as part of large outsourcing contract wins or acquisitions.

Risks and Uncertainties

While management is confident about the Company’s long-term prospects, the following risks and uncertainties would affect CGI’s ability to achieve its strategic vision and objectives for growth and should be considered when evaluating its potential:

The competition for contracts—CGI has a disciplined approach to the management of all aspects of its business, with an increasing proportion of its operations codified under ISO 9001 certified processes and in corporate manuals. These processes were developed to help CGI ensure that its employees deliver services consistently according to the Company’s high standards and they are based on strong values underlying its client-focused culture. These processes have contributed to CGI’s high contract win rate and renewal rate to date. Additionally, the Company has developed a deep strategic understanding of the six economic sectors it targets, and this helps enhance its competitive position. CGI is the dominant provider of IT and BPO services in Canada, and through a combination of organic growth and acquisitions, continues to strengthen its position in the US outsourcing markets. CGI intends to replicate the strategy it successfully applied in Canada, by becoming an end-to-end IT

CGI Group Inc.	Management’s Discussion and Analysis of Financial Position and Results of Operations For the third quarter ended June 30, 2003	Page 14

services provider in the US and a significant player for large outsourcing contracts. The Company has made good progress in growing its revenue from the US and internationally over the last three years and expects this trend to continue. However, the market for new IT and BPO contracts remains very competitive and there can be no assurances that CGI will continue to compete successfully.

The long sales cycle for major outsourcing contracts—The average sales cycle for large outsourcing contracts typically ranges from 6 to 18 months, with some extending over 24 months. If current market conditions prevail or worsen, the average sales cycle could become even longer, thus affecting CGI’s ability to meet its growth targets.

Foreign currency risk—The increased international business volume could expose CGI to greater foreign currency exchange risks, which could adversely impact its operating results. CGI has in place a hedging strategy to protect itself, to the extent possible, against foreign currency exposure.

Business mix variations—Based on acquisitions and other transactions, the proportion of revenue that CGI generates in systems integration and consulting, versus long-term outsourcing contracts, may vary. However, CGI’s long-term efforts are aimed at ensuring that it generates approximately 75% of its overall revenues from long-term outsourcing contracts.

The availability and cost of qualified IT professionals—The high growth of the IT industry results in strong demand for qualified individuals. Over the years, CGI has been able to successfully staff for its needs thanks to its solid culture, strong values and emphasis on career development, as well as performance-driven remuneration. In addition, CGI has implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals and today, the Company is a preferred employer in the IT services industry. CGI also secures access to additional qualified professionals through outsourcing contracts and business acquisitions.

The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients—The integration of acquired operations has become a core competency for CGI, which has acquired 51 companies since inception. The Company’s disciplined approach to management, largely based on its ISO 9001 certified management frameworks, has been an important factor in the successful integration of human resources of acquired companies and the IT operations of outsourcing clients. As at March 31, 2003, the vast majority of CGI’s operations had received ISO 9001 certification.

The ability to continue developing and expanding service offerings to address emerging business demand and technology trends—CGI remains at the forefront of developments in the IT services industry, thus ensuring that it can meet the evolving needs of its clients. The Company achieves the aforementioned through: its specialization in six targeted economic sectors, its non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners, its development of proprietary IT solutions to meet the needs of clients; regular training and sharing of professional expertise across its network of offices; and business acquisitions that provide specific knowledge or added geographic coverage.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions—With the exception of BCE Inc., its subsidiaries and affiliates, no one company or group of related companies represents more than 10% of CGI’s total revenue.

CGI Group Inc.	Management’s Discussion and Analysis of Financial Position and Results of Operations For the third quarter ended June 30, 2003	Page 15

Early termination risk—If the Company failed to deliver its services according to contractual agreements, some of its clients could elect to terminate contractsbefore their agreed expiry date. The Company has a strong record of successfully meeting or exceeding client needs. The Company takes a professional approach to business, and its contracts are written to clearly identify the scope of its responsibilities and to minimize risks. In addition, a number of the Company’s outsourcing contractual agreements have change of control clauses according to which a change in control of CGI could lead to a termination of the said agreements.

Credit risk concentration with respect to trade—The Company generates a significant portion of its revenue from a shareholder’s subsidiaries and affiliates. However, management believes that the Company is not subject to any significant credit risk, especially in view of its large and diversified client base. The Company operates internationally and is exposed to market risks from changes in foreign currency rates. Other than the use of financial products to deliver on its hedging strategy, the Company does not trade derivative financial instruments.

Guarantees risk—In the normal course of business, the Company enters into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, leases agreements and financial obligations. These indemnification undertakings and guarantees may require the Company to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services, or as a result of litigation that may be suffered by counterparties.

Government tax credits risk—If measures announced in the last Quebec provincial budget are applied, an acquisition of control of CGI could translate into a loss of provincial tax credits related to E-Commerce Place, the Cité du Multimédia, the Carrefour de la nouvelle économie in Saguenay and the Carrefour national des nouvelles technologies de Québec (CNNTQ).

Outlook

The Company’s growth strategy will continue to be based on a balanced mix of its four pillars of growth, namely organic growth through smaller contracts and projects, organic growth through large outsourcing contract wins, acquisitions and equity investments at the business unit level and large acquisitions.

CGI will continue to leverage its flexible outsourcing delivery model in order to secure IT and business process outsourcing contracts. Additionally, the Company is active in reviewing potential acquisition candidates to increase its critical mass in the US and Europe, and will continue to act as an IT domain consolidator in Canada. The Company believes that there are many acquisition opportunities available, but is committed to its financial, operational and cultural criteria, and will not sacrifice these for short term or potential gain.

Based on information known today about current market conditions and demand and including the effect of the acquisition of Cognicase, CGI is narrowing its guidance for fiscal 2003 and expects revenue of between $2.750 and $2.825 billion and earnings per share of $0.45 or $0.46. This would represent year-over-year top and bottom line growth of between 25% and 28%, and is calculated on an expected 395 million annualized weighted average number shares outstanding. This guidance reflects recent decisions made by CGI’s management, relative to operations assumed in the acquisition of Cognicase, that effectively protect the Company’s bottom line performance at the short-term expense of modestly reducing the revenue run rate. Actions taken in the third quarter include the termination of certain SI&C and IT outsourcing contracts and, consistent with previously stated objectives, the sale or closing of operations that were considered non-core, and/or unprofitable, including the sale of the construction and engineering activities in Saguenay and the closing of the Company’s Calgary-based accountant placement agency. This

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guidance is also based on what is known today about current market conditions and the fluctuation of currency exchange rates. It excludes the impact of other acquisitions or large outsourcing contracts contributing more than $100 million per year in revenue.

CGI expects to be able to deliver continued growth and gradually improving margins over the long term. Margin improvement remains among CGI’s most important financial objectives. Improvements during coming quarters will be driven by further synergies from large outsourcing contracts, ongoing integration of acquisitions and a gradual reduction in selling, general and administrative expenses.

Integrity of Disclosure

CGI’s management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors’ duties include the assessment of the integrity of the Company’s internal control and information system.

The Audit and Risk Management Committee of CGI is composed entirely of unrelated directors who meet the independence and experience requirements of the New York Stock Exchange and the Toronto Stock Exchange. The responsibilities of the Audit and Risk Management Committee of CGI include (a) the review of all public disclosure documents containing audited or unaudited financial information concerning CGI, (b) the review and assessment of the effectiveness of CGI’s accounting policies and practices concerning financial reporting, (c) the review and monitoring of CGI’s internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof, (d) recommendation to the Board of Directors of CGI on the appointment of external auditors, assertion of the independence thereof, review of the terms of engagement thereof and ongoing discussions therewith, (e) the review of the audit procedures, and (f) such other responsibilities usually attributed to audit committees or as directed by the Board of Directors of CGI.

Forward-looking Statements

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A in CGI Group Inc.‘s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commissions, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future growth are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

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